NO ACT
P.E 4.1.02
1-11735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 24, 2002

Michael W. Everett
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2029 Century Park East
Suite 2400
Los Angeles, CA 90067

Act 1934
Section
Rule 14A-8
Public Availability 4/24/2002

Re: 99¢ Only Stores
Incoming letter dated April 1, 2002

Dear Mr. Everett:

This is in response to your letter dated April 1, 2002 concerning a shareholder proposal submitted to 99¢ Only Stores by John Chevedden. We also have received letters from the proponent dated March 17, 2002 and March 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, California 90278

CRGH

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

ATTORNEYS AT LAW

2029 CENTURY PARK EAST
SUITE 2400
LOS ANGELES, CALIFORNIA 90067
(310) 229-1000
FAX (310) 229-1001
www.akingump.com

AUSTIN
BRUSSELS
DALLAS
DENVER
HOUSTON
LONDON
LOS ANGELES
MOSCOW
NEW YORK
NORTHERN VIRGINIA
PHILADELPHIA
SAN ANTONIO
WASHINGTON, D.C.

RIYADH (AFFILIATE)

DIRECT DIAL NUMBER (310) 728-3278
E-MAIL ADDRESS: MEVERETT@akingump.com

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 APR -3 AM 9:45

April 1, 2002

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 99¢ Only Stores' Objection to Shareholder Proposal by John Chevedden

Ladies and Gentlemen:

Our firm serves as counsel for 99¢ Only Stores, a California corporation (the "Company"). We are submitting this letter on behalf of the Company, which has been informed orally that a shareholder proposal (the "Proposal") was submitted by John Chevedden (the "Proponent") which was intended for inclusion in the Company's proxy statement and form of proxy (collectively, the "2002 Proxy Materials") for the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting").

Prior to addressing the Company's objections to the Proposal, the Company respectfully submits that the Company has never received the Proposal, nor any letter from the Proponent stating that he meets the eligibility requirements of Rule 14a-8. The Company became aware of the Proponent due to a facsimile transmission from the Proponent to the Company dated March 17, 2002, in which the Proponent requested advisement as to whether the Company intended to include in its Proxy Materials a position statement in connection with a shareholder proposal "submitted earlier." In a telephone call on March 19, 2002, the Proponent stated that he submitted the Proposal "some time in February." The Company is currently proceeding with its efforts to exclude the Proposal based on the Proponent's oral representation that he submitted the Proposal in February. As of the date of this letter, the Company has not received a copy of the Proposal. The Company intends to comply with Rule 14a-8. Currently, the Company's 2002 Annual Meeting is scheduled for June 4, 2002, and the Company hopes to file its definitive proxy statement on April 30, 2002, which is less than 80 days before submitting the objections below. In light of the above, the Company respectfully requests that the Staff of the Division of

Corporation Finance (the "Staff") waive the requirement set forth under Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, to deliver proper objections to shareholder proposals no later than 80 days before it files its definitive proxy statement and that the Staff agree to hear the objections herein on an expedited basis.

In addition, the Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials, provided it ever receives the Proposal. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials on the grounds discussed below.

Pursuant to Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, enclosed are six copies of: (1) this statement, including a timeline of events; (2) the affidavit of the Chief Financial Officer of the Company, stating that he has not received the proposal; (3) the Proponent's facsimile transmission to the Company dated March 17, 2002, requesting the Company's position statement; (4) the affidavit of Michael W. Everett, attesting to the Proponent's statement in a telephone conversation on March 19, 2002, that he submitted the Proposal "some time in February;" (5) our letter to the Proponent dated March 21, 2002, stating that the Company had never received the proposal and intended to exclude the proposal because it was not and could not be submitted in a timely manner; (6) the Proponent's email to the Company dated March 29, 2002, in response the Company's stated intent to exclude the Proposal; and (7) our letter to the Proponent dated March 29, 2002, requesting submission of the Proposal. A copy of this letter and related documents are being mailed concurrently to the Proponent to advise him of the Company's intention to omit the Proposal from its Proxy Materials.

PROPOSAL

As stated, the Company has not received the Proposal. See the Affidavit of Andrew Farina, dated April 1, 2002, attached hereto.

TIMELINE

On Sunday, March 17, 2002, the Company received a facsimile transmission from the Proponent, requesting advisement as to whether the Company intended to include in its 2002 Proxy Materials a position statement in reply to the rule 14a-8 shareholder proposal "submitted earlier." See the facsimile transmission dated March 17, 2002, attached hereto. This is the first communication regarding the Proposal of which the Company is aware.

On Tuesday, March 19, 2002, I called the Proponent to inquire about the Proposal because the Company had not received any proposal from the Proponent. During this conversation, I asked the Proponent when he had submitted the Proposal and he answered "some time in February." See the Affidavit of Michael W. Everett, dated April 1, 2002, attached hereto.

On Friday, March 22, 2002, I sent a letter to the Proponent stating that the Company had never received the Proposal and that the Company intended to exclude the Proposal based on the Proponent's oral representation that he submitted the proposal in February, which is after the December 13, 2001 deadline for submission of shareholder proposals. See the letter dated March 21, 2002, attached hereto.

On Friday, March 29, 2002, the Company received an email attaching a letter dated March 22, 2002, from the Proponent to the Securities and Exchange Commission stating that the Company had yet to issue a no request action in connection with the Proposal. See the email dated March 29, 2002, attached hereto.

On Monday, April 1, 2002, I sent a letter to the Proponent stating that the Company still had not received the Proposal and requesting that the Proponent submit the Proposal. See the letter dated March 29, attached hereto.

Based on the oral representations of the Proponent, the Company has decided to proceed with its efforts to exclude the Proposal by submitting this statement.

REASONS FOR EXCLUDING THE PROPOSAL

Pursuant to Rule 14a-8(e): The Proposal was not submitted in a timely manner.

Rule 14a-8(e) permits the Company to exclude the Proposal from its Proxy Materials if the Proposal is submitted subsequent to the deadline for submission of shareholder proposals (the "Deadline"). The Company stated in its proxy materials distributed in connection with its 2001 Annual Meeting (the "2001 Proxy") that the Deadline for submission of shareholder proposals was December 13, 2001. Either the Proposal was submitted in February 2002 or the Proposal has not been submitted at all. In either case, the Proposal was not submitted in a timely manner.

Rule 14a-8(e)(2) requires that the Deadline be calculated such that the Deadline is "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The 2001 Proxy was dated April 12, 2001. December 13, 2001, is 120 days before April 12, 2002, therefore meeting the requirements for the calculation of the Deadline. In addition, the Company held an annual meeting the previous year and this year's Annual Meeting is scheduled to take place within 30 days of the date of the previous year's meeting, thus meeting the remaining requirements of Rule 14a-8(e)(2) for calculation of the Deadline in this manner.

Pursuant to Rule 14a-8(b): The Proponent has not met the eligibility requirements for submission of a proposal.

Rule 14a-8(b) allows the company to exclude the Proposal if the eligibility requirements for submitting a proposal are not met. As of the date of this statement, the Proponent has not proven that he meets the eligibility requirements for submission of a shareholder proposal. The Company has not received any Proposal, nor any letter from the Proponent which states that he meets the eligibility requirements for submission of a shareholder proposal. The Company has proceeded with its efforts to exclude the Proposal based on the Proponent's oral representation that he submitted the Proposal "some time in February." Therefore, the eligibility requirements of Rule 14a-8(b) have not been met.

Accordingly, based on Rule 14a-8(e) and Rule 14a-8(b), the Company intends to exclude the Proposal. We respectfully request a response from the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

Please acknowledge receipt of this letter by date-stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-728-3278.

Sincerely,

Michael W. Everett

cc: John Chevedden
Andrew Farina
Frank Reddick

AFFIDAVIT OF ANDREW FARINA

I, Andrew Farina, declare as follows:

1. I have personal knowledge of the facts contained in this Affidavit and, if called to testify as a witness, I could and would do so in conformity with this Affidavit.

2. I am the Chief Financial Officer of 99¢ Only Stores (the "Company").

3. I am responsible for the preparation of the Company's filings with the Securities and Exchange Commission, including the Company's proxy materials.

4. The Company received a facsimile transmission dated March 17, 2002, from John Chevedden ("Mr. Chevedden") attached hereto as Exhibit A. This facsimile transmission references a shareholder proposal "submitted earlier" for inclusion in the Company's 2002 proxy materials.

5. To my knowledge, the Company has never received any shareholder proposal from Mr. Chevedden.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed this 1st day of April, 2002 in the County of Los Angeles, California.

ANDREW FARINA

State of California)
) ss
County of Los Angeles)

Subscribed and sworn to before me on April 1, 2002.

Notary Public

ARMIDA J. DOMINGUEZ
Comm. # 1195294
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Sept. 30, 2002

[SEAL]

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

Fax: (323) 980-8160
Phone: (323) 980-8145
Email: investorrelations@99only.com

March 17, 2002

Mr. David Gold
Chairman, CEO
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023

Dear Mr. Gold and Directors, 99 Cents Only Stores,

Please advise on March 19, 2002 whether the company is including a company position statement in the company 2002 definitive proxy in reply to the rule 14a-8 shareholder proposal submitted earlier.

Thank you for your consideration.

Sincerely,

John Chevedden
Shareholder

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
(6 Copies)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

Fax: (323) 980-8160
Phone: (323) 980-8145
Email: investorrelations@99only.com

March 17, 2002

Mr. David Gold
Chairman, CEO
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023

Dear Mr. Gold and Directors, 99 Cents Only Stores,

Please advise on March 19, 2002 whether the company is including a company position statement in the company 2002 definitive proxy in reply to the rule 14a-8 shareholder proposal submitted earlier.

Thank you for your consideration.

Sincerely,

John Chevedden
Shareholder

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
(6 Copies)

AFFIDAVIT OF MICHAEL W. EVERETT

I, Michael W. Everett, declare as follows:

1. I have personal knowledge of the facts contained in this Affidavit and, if called to testify as a witness, I could and would do so in conformity with this Affidavit.

2. I am an attorney at Akin, Gump, Strauss, Hauer & Feld, L.L.P., where I represent, among others, 99¢ Only Stores (the "Company").

3. On March 19, 2002, in my capacity as counsel for the Company, I placed a telephone call to an individual who identified himself as John Chevedden ("Mr. Chevedden"). The telephone number I dialed was acquired from a facsimile transmission received from Mr. Chevedden and attached hereto as Exhibit A.

4. The telephone call on March 19, 2002 was in regard to a shareholder proposal Mr. Chevedden claimed to have submitted to the Company.

5. During the course of the telephone call on March 19, 2002, Mr. Chevedden stated that he submitted a shareholder proposal to the Company "some time in February."

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed this 1st day of April, 2002 in the County of Los Angeles, California.

[signature]
MICHAEL W. EVERETT

State of California)
) ss
County of Los Angeles)

Subscribed and sworn to before me on April 1, 2002.

[signature]
Notary Public

DEBORAH SORENSEN
Commission # 1263106
Notary Public - California
Los Angeles County
My Comm. Expires May 5, 2004

[SEAL]

LOS ANGELES 543066 v1

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

Fax: (323) 980-8160
Phone: (323) 980-8145
Email: investorrelations@99only.com

March 17, 2002

Mr. David Gold
Chairman, CEO
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023

Dear Mr. Gold and Directors, 99 Cents Only Stores,

Please advise on March 19, 2002 whether the company is including a company position statement in the company 2002 definitive proxy in reply to the rule 14a-8 shareholder proposal submitted earlier.

Thank you for your consideration.

Sincerely,

John Chevedden
Shareholder

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
(6 Copies)

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

ATTORNEYS AT LAW

2029 CENTURY PARK EAST
SUITE 2400
LOS ANGELES, CALIFORNIA 90067
(310) 229-1000
FAX (310) 229-1001
www.akingump.com

DIRECT DIAL NUMBER (310) 728-3278
E-MAIL ADDRESS meverett@akingump.com

AUSTIN
BRUSSELS
CHICAGO
DALLAS
DENVER
HOUSTON
LONDON
LOS ANGELES
MOSCOW
NEW YORK
NORTHERN VIRGINIA
PHILADELPHIA
SAN ANTONIO
WASHINGTON, D.C.

RIYADH (AFFILIATE)

March 22, 2002

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

On March 17, 2002, you submitted to 99¢ Only Stores (the "***Company***") via facsimile a request for advisement whether the Company is including a position statement in its 2002 proxy statement in response to a shareholder proposal "submitted earlier." In our telephone call on March 19, 2002, you informed me that you submitted your shareholder proposal "some time in February" for inclusion in the Company's 2002 proxy statement and presentation at the Company's next annual meeting.

The Company did not receive this proposal. As of the date of this letter, the Company still has not received a copy of this proposal.

The Company's 2001 proxy statement stated that the deadline for the submission of proposals by shareholders for inclusion in the Company's 2002 proxy statement and presentation at the Company's annual meeting was December 13, 2001. Because your proposal was submitted after the deadline, your request is not timely and the proposal will not be included in the Company's 2002 proxy statement.

If you have any questions, please do not hesitate to give me a call. Thank you.

Sincerely,

Michael W. Everett

Everett, Michael

From: Andy Farina [AndyFarina@99only.com]
Sent: Friday, March 29, 2002 8:51 AM
To: 'meverett@akingump.com'
Subject: FW: NDN & Law Dept.

Mike

Can we respond to this guy?

Andy

-----Original Message-----
From: **caravan west** [SMTP:santa66fe@yahoo.com] <mailto:[SMTP:santa66fe@yahoo.com]>
Sent: Thursday, March 28, 2002 10:58 PM
To: investorrelations@99only.com <mailto:investorrelations@99only.com>
Subject: NDN & Law Dept.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 22, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

99 Cents Only Stores (NDN)
Unilateral Omission of Rule 14a-8 Proposal
Ladies and Gentlemen:
This is respectfully submitted in response to the 99 Cents Only Stores (NDN) statement that the company will not publish a rule 14a-8 proposal in the company definitive proxy. The company has not submitted a no action request at this late date. It is believed that 99 Cents Only Stores must meet the burden of proof under rule 14a-8.

In 2001 the company submitted the company definitive proxy on April 11, 2001. If the company follows this same schedule then that allows less than 20-days from today. Thus if this proposal is omitted, the company may risk submitting a false and misleading definitive proxy.

Sincerely,

John Chevedden
Shareholder
99 Cents Only Stores (NDN)

cc:
David Gold
Chairman
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023

Phone: (323) 980-8145
Fax: (323) 980-8160
Email: investorrelations@99only.com <mailto:investorrelations@99only.com>

FILE
31410 4-2
Corres

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

ATTORNEYS AT LAW
2029 CENTURY PARK EAST
SUITE 2400
LOS ANGELES, CALIFORNIA 90067
(310) 229-1000
FAX (310) 229-1001
www.akingump.com

DIRECT DIAL NUMBER (310) 728-3278
E-MAIL ADDRESS meverett@akingump.com

AUSTIN
BRUSSELS
CHICAGO
DALLAS
DENVER
HOUSTON
LONDON
LOS ANGELES
MOSCOW
NEW YORK
NORTHERN VIRGINIA
PHILADELPHIA
SAN ANTONIO
WASHINGTON, D.C.

RIYADH (AFFILIATE)

March 29, 2002

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

We received via email on March 28, 2002 your letter dated March 22, 2002 regarding the exclusion of your shareholder proposal from 99¢ Only Stores' (the "***Company***") 2002 proxy statement.

As stated in our letter to you dated March 22, 2002, the Company did not receive this proposal. We responded to you based on your oral representation that you submitted your proposal in February, 2002. This representation was made by you in our telephone call on March 19, 2002, which occurred in response to your facsimile request for a copy of the Company's opposition statement. As of the date of this letter, the Company still has not received a copy of this proposal.

The Company requires a copy of your proposal in order to initiate the proper proceedings to exclude your proposal from its 2002 proxy statement. As stated in our letter to you dated March 22, 2002, and based on your oral representation that the proposal was submitted by you "some time in February," the Company intends to exclude your proposal because it was submitted after the deadline for submission of shareholder proposals, which is December 13, 2001, as stated in the Company's 2001 proxy statement.

Please submit a copy of your proposal in the following manner:

1. Via facsimile to 99¢ Only Stores, Attn: Andy Farina at 323.881.9933.

2. Via facsimile to Akin, Gump, Strauss, Hauer & Feld, L.L.P., Attn: Michael Everett at 310.728.2278.

If you have any questions, please do not hesitate to give me a call. Thank you.

Sincerely,

Michael W. Everett

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

Fax: (323) 980-8160
Phone: (323) 980-8145
Email: investorrelations@99only.com

March 17, 2002

Mr. David Gold
Chairman, CEO
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023

Dear Mr. Gold and Directors, 99 Cents Only Stores,

Please advise on March 19, 2002 whether the company is including a company position statement in the company 2002 definitive proxy in reply to the rule 14a-8 shareholder proposal submitted earlier.

Thank you for your consideration.

Sincerely,

John Chevedden
Shareholder

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
(6 Copies)

To: Mr. David Gold, Chairman, 99 Cents Only Stores (NDN))
Fax: (323) 980-8160, Phone: (323) 980-8145, investorrelations@99only.com

This is to respectfully ask the company to include this rule 14a-8 proposal in the 2002 proxy without contesting this proposal before the Securities and Exchange Commission.
The company has the option to publish this proposal and resolve any issue informally.
NDN stock will be held past the annual meeting.
February 4, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is voted on by shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

- Poison pills adversely affect shareholder value.
  POWER AND ACCOUNTABILITY
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 54% of NDN stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

To take the one step

I believe that it is consistent with conventional wisdom, that when certain key items are not the best practice, that one change deserves attention. Specifically, at NDN there are/were a certain allowed practices that institutional investors believe are not the best practices. For instance:

1) There is no shareholder vote to approve our auditors.
2) Our auditors are Arthur Anderson with Enron notoriety.
3) Only 55% of directors are independent.
4) There is no board nominating committee

5) Four directors have family relationships.
6) Directors are allowed to own less than 500 shares.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 22, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

99 Cents Only Stores (NDN)
Unilateral Omission of Rule 14a-8 Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the 99 Cents Only Stores (NDN) statement that the company will not publish a rule 14a-8 proposal in the company definitive proxy. The company has not submitted a no action request at this late date. It is believed that 99 Cents Only Stores must meet the burden of proof under rule 14a-8.

In 2001 the company submitted the company definitive proxy on April 11, 2001. If the company follows this same schedule then that allows less than 20-days from today. Thus if this proposal is omitted, the company may risk submitting a false and misleading definitive proxy.

Sincerely,

John Chevedden
Shareholder
99 Cents Only Stores (NDN)

cc:
David Gold
Chairman
99 Cents Only Stores (NDN)
4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
Fax: (323) 980-8160
Email: investorrelations@99only.com

To: Mr. David Gold, Chairman, 99 Cents Only Stores (NDN))
Fax: (323) 980-8160, Phone: (323) 980-8145, investorrelations@99only.com

This is to respectfully ask the company to include this rule 14a-8 proposal in the 2002 proxy without contesting this proposal before the Securities and Exchange Commission.
The company has the option to publish this proposal and resolve any issue informally.
NDN stock will be held past the annual meeting.
February 4, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is voted on by shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

- Poison pills adversely affect shareholder value.
  POWER AND ACCOUNTABILITY
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org – an association of institutional investors whose assets exceed $1 Trillion – recommends poison pills first be approved by shareholders.

- Institutional investors own 54% of NDN stock.

- Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

To take the one step

I believe that it is consistent with conventional wisdom, that when certain key items are not the best practice, that one change deserves attention. Specifically, at NDN there are/were a certain allowed practices that institutional investors believe are not the best practices. For instance:
1) There is no shareholder vote to approve our auditors.
2) Our auditors are Arthur Anderson with Enron notoriety.
3) Only 55% of directors are independent.
4) There is no board nominating committee

5) Four directors have family relationships.
6) Directors are allowed to own less than 500 shares.

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff and with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 99¢ Only Stores
Incoming letter dated April 1, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that 99¢ Only Stores may exclude the proposal under rule 14a-8(e)(2) because 99¢ Only Stores did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that 99¢ Only Stores did not receive a proposal before this deadline. Accordingly, we will not recommend enforcement action to the Commission if 99¢ Only Stores omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which 99¢ Only Stores relies.

We note that 99¢ Only Stores did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it plans to file definitive proxy materials as required by rule 14a-8(j)(i). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Keir D. Gumbs
Special Counsel